                 BANK OF BOSTON CORPORATION      EXHIBIT 12(B)
        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                       (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the nine months ended September 30, 1996 and 1995 and for the five years ended December 31, 1995 were as follows:

                                  Nine Months Ended Sept. 30,               Years Ended December 31,
(dollars in millions)
                                        1996      1995          1995       1994       1993       1992       1991
                                       -----     -----         -----      -----      -----      -----      -----
Net  income (loss)                   $   449   $   498       $   678   $    542    $   367    $   338    $  (103)
Extraordinary items, net of tax                                               7                   (73)        (8)
Cumulative effect of changes
     in accounting principles,
     net of tax                                                                        (24)
Income tax expense (benefit)             341       395           529        422        262        190        (51)
                                       -----     -----         -----      -----      -----      -----      -----
     Pretax earnings (loss)          $   790   $   893       $ 1,207   $    971    $   605    $   455    $  (162)
                                       =====     =====         =====      =====      =====      =====      =====

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                      30        28            38         35         36         37         39

Interest on borrowed funds               652       816         1,079      1,038        384        352        386

Interest on deposits                   1,262     1,348         1,791      1,301      1,177      1,640      2,202
                                       -----     -----         -----      -----      -----      -----      -----

       Total fixed charges             1,944     2,192         2,908      2,374      1,597      2,029      2,627
                                       -----     -----         -----      -----      -----      -----      -----

Earnings (for ratio calculation)     $ 2,734   $ 3,085       $ 4,115   $  3,345    $ 2,202    $ 2,484    $ 2,465
                                      ======     =====         =====      =====      =====      =====      =====

Total fixed charges                  $ 1,944   $ 2,192       $ 2,908   $  2,374    $ 1,597    $ 2,029    $ 2,627
                                       =====     =====         =====      =====      =====      =====      =====

Ratio of earnings to fixed
     charges                            1.41      1.41          1.42       1.41       1.38       1.22        .94
                                       =====     =====         =====      =====      =====      =====      =====

For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary for the year ended December 31, 1991 to bring the ratio of earnings to fixed charges to a one-to-one basis are $162 million.